
04006948




SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2004
WASH, D.C.
158
SECTION

The InterGroup Corporation

P.E. 6/30/03

ANNUAL REPORT 2003

To Our Shareholders:

During fiscal 2003, InterGroup successfully met many of the challenges facing the Company. Management was able to identify investment opportunities in the midst of a difficult economic environment impacted by further threats of terrorism, the war in Iraq and an uncertain geopolitical landscape. As a result, InterGroup returned to profitability and was able to build what we believe is a solid foundation for future growth. The Company posted diluted income per share of $.86 for the fiscal year ended June 30, 2003, compared to a loss per share of $1.51 in fiscal 2002.

Although the Company recorded a loss from real estate operations of $1,049,000 for fiscal 2003 compared to income $9,162,000 for fiscal 2002, the disparity was primarily the result of two factors. In fiscal 2002, the Company realized a gain of $10,277,000 on the disposition of the Company's apartment complex in Bridgeton, Missouri that was acquired by the City of St. Louis in an eminent domain proceeding. In fiscal 2003, the Company incurred a loss on the early extinguishments of debt in the amount of $645,000 related to the refinancing of the Company's Parsippany, New Jersey property. Excluding these two nonrecurring items, the Company narrowed its loss from real estate operations to $404,000 in fiscal 2003 from a loss of $1,115,000 in fiscal 2002. Those figures include depreciation expenses of $2,724,000 and $2,493,000 for fiscal years 2003 and 2002 respectively.

Rental income increased to $14,148,000 in fiscal 2003 from $12,800,000 in fiscal 2002. The Company was able to achieve that increase despite an interest rate market that promoted the purchase of single family homes resulting in reduced occupancy and rental rates for apartments in many areas of the country. During fiscal year 2002, the Company made significant renovations to its 264-unit apartment complex in Florissant, Missouri and its 249-unit apartment complex in Austin, Texas, resulting in temporary high vacancy rates at both of those properties. With those renovations now complete, occupancy rates for both properties have significantly improved. The Company's California properties are also being renovated as the units become vacant, allowing us to achieve higher rental rates.

The Company has also taken advantage of the favorable interest rate environment by refinancing certain loans to reduce its mortgage interest expense. During the 2003 fiscal year, the Company refinanced its rental properties in Houston, Texas, Austin, Texas and its New Jersey property. The terms of these loans are from ten to twenty years with fixed interest rates ranging from 5.43% to 5.80%. Subsequent to its fiscal 2003 year end, the Company also refinanced many of its California properties. A portion of the proceeds from these loans are being utilized for renovations to reposition some of the properties to increase revenues and reduce maintenance expenses. Management continues to evaluate the Company's other properties as to the viability of refinancing them at lower rates. We are also working on the replacement of the property taken by the City of St. Louis in the eminent domain proceeding to effectuate a tax deferred exchange. Management will continue to implement strategies to improve the operations of the Company's properties and increase their intrinsic values.

The performance of the Company's securities portfolio was the driving force for the Company's positive year end results. In fiscal 2003, the Company generated income from investment transactions of $4,221,000. The Company was successful in generating those returns by identifying certain companies and industry sectors that we believed were undervalued and which became the beneficiaries as the nation's economy began to turn around. We continued to diversify our investment portfolio by industry segments and number of companies, both domestically and globally. The Company has seen strong performance from its investments in airlines, precious metals, natural gas, utilities and telecommunications and anticipates further opportunities in biotech, healthcare, finance and hotels.

MESSAGE TO OUR SHAREHOLDERS ■

Although our confidence and faith in the United States, its people and economy was rewarded, there is still a great deal of uncertainty in our future. The looming aspect of further terrorism and the many unresolved geopolitical issues remind us that the markets and the economy continue to be subject to unanticipated events that are beyond our control. We will continue in our efforts to balance our investments to minimize those risks while attempting to maximize the return for our shareholders.

Many of the factors identified in fiscal 2002 continued to significantly impact the hotel operations of the Company's subsidiaries, Santa Fe Financial Corporation and Portsmouth Square, Inc. Unlike other areas in California, the San Francisco Bay Area has been especially slow to recover from the devastating impact that the terrorist attacks of September 11, 2001, had on tourism and the hospitality industry. The continued weakness in the Bay Area economy due to the failure of numerous internet and technology companies has also resulted in a decrease in business travel and a reduction by airlines in the number of flights into San Francisco. The San Francisco Holiday Inn has also faced more competition from new properties and from higher end properties that provide greater amenities to its guests, especially for the business traveler. Those factors were primarily responsible for hotel revenues to decline by approximately 13% from fiscal 2002. This downward trend has continued into fiscal 2004 and, based on industry reports, management is expecting a slow recovery in the San Francisco hotel marketplace. As a result, Justice Investors was forced to cut monthly partnership distributions by an additional 50% effective September 2003.

Management believes that the hotel is now in a very tough market, with many competitors better positioned to attract the business traveler and tourists. As part of the efforts to meet this increased competition, a new health and beauty spa was built on the lobby level of the hotel and new meeting rooms were constructed on the fourth floor during the fiscal year ended June 30, 2003. The Company continues to work with Justice Investors to find ways to improve the physical condition and amenities of the hotel, influence the marketing efforts of the lessee, and to seek other ways for the property to maintain its competitive position.

During fiscal 2003, we made significant progress in returning InterGroup to profitability in difficult economic times. As the economy continues to improve, management believes that the Company is well positioned and poised to take advantage of the opportunities that present themselves. We will continue our dedicated efforts to position the Company for future growth and success.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS ■

	June 30,	
	2003	2002
Net income (loss)	$ 2,567,000	$ (4,204,000)
Basic income (loss) per share	$ 0.95	$ (1.51)
Diluted income (loss) per share	$ 0.86	$ (1.51)
Weighted average number of shares outstanding	2,710,646	2,788,975
Diluted weighted average number of shares outstanding	2,998,646	2,788,975
Shareholders' equity	$ 13,979,000	$ 12,056,000

REPORT OF INDEPENDENT AUDITORS ■

To the Board of Directors and
Shareholders of The InterGroup Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of the InterGroup Corporation and its subsidiaries at June 30, 2003, and the results of its operations and its cash flows for the years ended June 30, 2003 and June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
September 26, 2003

CONSOLIDATED BALANCE SHEET ■

	June 30, 2003
ASSETS	
Investment in real estate, at cost:	
Land	$ 25,704,000
Buildings, improvements and equipment	55,029,000
Property held for sale or development	918,000
	81,651,000
Less: accumulated depreciation	(18,681,000)
	62,970,000
Investment in Justice Investors	8,874,000
Cash and cash equivalents	1,859,000
Restricted cash	3,511,000
Investment in marketable securities	54,989,000
Prepaid expenses and other assets	3,392,000
Total Assets	$ 135,595,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Mortgage notes payable	$ 66,116,000
Due to securities brokers	20,321,000
Obligation for securities sold	16,489,000
Accounts payable and other liabilities	4,423,000
Deferred income taxes	5,471,000
Total Liabilities	112,820,000
Minority Interest	8,796,000
Commitments and Contingencies	
Shareholders' Equity	
Preferred stock, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock - Class A, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock , $.01 par value, 4,000,000 shares authorized; 3,193,745 shares issued and 2,530,384 outstanding	21,000
Additional paid-in capital	8,686,000
Retained earnings	11,662,000
Treasury stock, at cost, 663,361 shares	(6,390,000)
Total Shareholders' Equity	13,979,000
Total Liabilities and Shareholders' Equity	$ 135,595,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS ■

For the year ended June 30,	*2003*	*2002*
Real estate operations:		
Rental income	$ 14,148,000	$ 12,800,000
Rental expenses:		
Property operating expenses	(6,873,000)	(6,545,000)
Mortgage interest expense	(3,394,000)	(3,371,000)
Real estate taxes	(1,561,000)	(1,506,000)
Depreciation	(2,724,000)	(2,493,000)
	(404,000)	(1,115,000)
Gain on sale of real estate	-	10,277,000
Loss on early extinguishment of debt	(645,000)	
(Loss) Income from real estate operations	(1,049,000)	9,162,000
Equity in net income of Justice Investors	1,404,000	2,160,000
Investment transactions:		
Net investment gains (losses)	6,601,000	(19,447,000)
Dividend and interest income	336,000	312,000
Margin interest and trading expenses	(2,716,000)	(1,952,000)
Income (loss) from investment transactions	4,221,000	(21,087,000)
Other expense:		
General and administrative expenses	(1,850,000)	(1,928,000)
Other expense	2,842,000	(680,000)
Other income (expense)	992,000	(2,608,000)
Income (loss) before provision for income taxes and minority interest	5,568,000	(12,373,000)
Provision for income tax (expense) benefit	(2,199,000)	5,094,000
Income (loss) before minority interest	3,369,000	(7,279,000)
Minority interest	(802,000)	3,075,000
Net income (loss)	$ 2,567,000	$ (4,204,000)
Basic income (loss) per share	$ 0.95	$ (1.51)
Weighted average number of shares outstanding	2,710,646	2,788,975
Diluted income (loss) per share	$ 0.86	$ (1.51)
Diluted weighted average number of shares outstanding	2,998,646	2,788,975

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ■

	Common Stock	Additonal Paid-in Capital	Retained Earnings	Treasury Stock	Note Receivable Stock Options	Total
Balance at June 30, 2001	$ 21,000	$ 8,686,000	$ 13,299,000	$ (3,623,000)	$ (1,438,000)	$ 16,945,000
Net loss			(4,204,000)			(4,204,000)
Purchase of treasury stock				(685,000)		(685,000)
Balance at June 30, 2002	21,000	8,686,000	9,095,000	(4,308,000)	(1,438,000)	12,056,000
Net income			2,567,000			2,567,000
Purchase of treasury stock				(2,082,000)		(2,082,000)
Settement of note receivable					1,438,000	1,438,000
Balance at June 30, 2003	$ 21,000	$ 8,686,000	$ 11,662,000	$ (6,390,000)	$ -	$ 13,979,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS ■

For the year ended June 30,	*2003*	*2002*
Cash flows from operating activities:		
Net income (loss)	$ 2,567,000	$ (4,204,000)
Adjustments to reconcile net income (loss)		
to cash used in operating activities:		
Depreciation	2,724,000	2,493,000
Gain on sale of real estate	-	(10,277,000)
Equity in net income of Justice Investors	(1,404,000)	(2,160,000)
Net unrealized (gain) loss on investments	(9,482,000)	12,814,000
Minority interest	802,000	(3,075,000)
Changes in assets and liabilities:		
Restricted cash	(2,539,000)	170,000
Prepaid expenses and other assets	(2,087,000)	437,000
Investment in marketable securities	(38,168,000)	24,080,000
Other investments	(107,000)	892,000
Accounts payable and other liabilities	175,000	(1,351,000)
Due to securities broker	19,742,000	(2,288,000)
Obligations for securities sold	15,998,000	(18,186,000)
Deferred taxes	3,942,000	(4,456,000)
Settlement of note receivable	1,438,000	-
Net cash used in operating activities	(6,399,000)	(5,111,000)
Cash flows from investing activities:		
Additions to buildings, improvements and equipment	(1,679,000)	(2,734,000)
Investment in real estate	(52,000)	(4,861,000)
Proceeds from sale of real estate	-	13,862,000
Investment in Portsmouth	(1,859,000)	-
Distributions from Justice Investors	1,974,000	3,263,000
Net cash (used in) provided by investing activities	(1,616,000)	9,530,000
Cash flows from financing activities:		
Principal payments on mortgage notes payable	(14,591,000)	(5,335,000)
Borrowings from mortgage notes payable	28,778,000	2,732,000
Repayment of line of credit	(4,000,000)	-
Dividends paid to minority shareholders	(114,000)	(126,000)
Purchase of treasury stock	(2,082,000)	(685,000)
Net cash provided by (used in) financing activities	7,991,000	(3,414,000)
Net (decrease) increase in cash and cash equivalents	(24,000)	1,005,000
Cash and cash equivalents at beginning of period	1,883,000	878,000
Cash and cash equivalents at the ending of period	$ 1,859,000	$ 1,883,000

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Business and Significant Accounting Policies and Practices:

Description of the Business

The InterGroup Corporation ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2003 and 2002, the Company had the power to vote 68.8% and 57.2%, respectively, of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (Nasdaq SmallCap: SFEF). Santa Fe's revenue is primarily generated through the management of its 68.8% owned subsidiary, Portsmouth Square, Inc. ("PSI"), which derives its revenue primarily as a general partner and a 49.8% limited partner in Justice Investors ("Justice"), a California limited partnership. Justice owns the land, improvements and leaseholds known as the Holiday Inn Financial District/Chinatown, a 566-room hotel in San Francisco, California. On June 30, 1998, the Company's Chairman and President entered into a voting trust giving the Company the power to vote the shares of Santa Fe common stock that he owned. As a result of this agreement, the Company had the power to vote on an additional 4% of the voting shares of Santa Fe.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Material intercompany transactions and balances have been eliminated in consolidation. Investments in companies in which the Company maintains an ownership interest of 20% to 50% or exercises significant influence are accounted for under the equity method. The cost method is used where the Company maintains ownership interest of less than 20% and does not exercise significant influence over the investee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Real Estate

Investments in real estate are stated at cost. Depreciation of buildings, improvements and equipment is provided on the straight-line method based upon estimated useful lives of five to forty years for buildings and improvements and five to ten years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and improvements are capitalized.

The Company reviews for the impairment of its rental property assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses have been recorded in 2003 and 2002.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements.

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in earnings.

Rental Income

Rental income is recognized as earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by statutory tax rates. Deferred tax expense is the result of changes in the asset and/or liability for deferred taxes.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, marketable securities, other investments, mortgage notes payable, amounts due securities brokers and obligations for securities sold approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Stock-Based Compensation Plans

Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No.25 (APB 25), Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under APB 25 no compensation cost is recognized. The Company has elected to continue with the accounting methodology in APB 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

As required by FAS 123, the Company has determined the pro-forma information as if the Company had accounted for stock options granted since January 1, 1998, under the fair value method of FAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for 2003; risk-free interest rate of 2.04%; dividend yield of 0%; expected Common Stock market price volatility factor of 36.44; and a weighted-average expected life of the options of 5.8 years. The weighted-average fair value of options granted in fiscal years 2003 and 2002 were $6.35 and $2.61 per share, respectively. The aggregate fair value of the options granted in fiscal years 2003 and 2002 were $95,000 and $26,100, respectively.

Stock based compensation is accounted for under APB 25 and accordingly, no compensation cost has been recognized for stock options in the financial statements. Had compensation cost been determined based upon the fair value of the stock options at grant date and consistent with FAS 123, the Company's pro forma net income(loss) and net income(loss) per share (based on 16,500 and 47,500 options vesting in fiscal years 2003 and 2002, respectively) are as follows:

	2003	2002
Net income (loss) - as reported	$ 2,567,000	$ (4,204,000)
Net income (loss) - pro forma	$ 2,463,000	$ (4,243,000)
Income (loss) per share - as reported	$ 0.95	$ (1.51)
Income (loss) per share - as proforma	$ 0.91	$ (1.49)

The difference between the net income (loss) as reported and the pro forma net income (loss) is due to subtraction of the fair market value of the vested stock options of $104,000 and $39,000, respectively, for the fiscal years ended June 30, 2003 and 2002.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options. Stock options are included in diluted earnings per share by application of the treasury stock method. As of June 30, 2003, the Company had 288,000 stock options that were considered potentially dilutive common shares. These amounts were included in the calculation for diluted earnings per share.

Recently Issued Accounting Standards

In November 2002, The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which requires elaborating on the disclosures that must be made by a guarantor in its financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 were required at December 31, 2002 and the recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The application of FIN 45 did not have a material impact on the Company.

In January 2003, The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 defines variable interest entities as a corporation, partnership, trusts, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The application of FIN 46 did not have a material impact on the Company.

In December 2002, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure, which amends FAS 123, Accounting for Stock-Based Compensation. In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has elected to continue with the accounting

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

methodology in APB 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

In April 2003, The Financial Accounting Standards Board (FASB) issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS 149). FAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. The new guidance amends FAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to FAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. The amendments set forth in FAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. FAS 149 did not have a material impact on the Company's financial statements.

Statement of Financial Standards No. 150, Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity, which establishes standards for how an issuer is to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments that would previously have been classified as equity as liabilities (or as assets in some circumstances). Specifically, FAS 150 requires that financial instruments issued in the form of shares that are mandatorily redeemable; financial instruments that embody an obligation to repurchase the issuer's equity shares or are indexed to such an obligation; or financial instruments that embody an unconditional obligation or a conditional obligation that can be settled in certain ways be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 25, 2003. FAS 150 did not have a material impact on the Company's financial statements.

Note 2 - Investment in Real Estate:

At June 30, 2003, the Company's investment in real estate consisted of properties located throughout the United States. These properties include twenty two apartment complexes, one single-family house as a strategic investment, and two commercial real estate properties, one of which serves as the Company's corporate headquarters. All apartment complexes and the single-family house are completed, operating properties.

On August 2, 2001, the Company was awarded $13,862,000 from the Circuit court of St. Louis County, Missouri, which granted the City of St. Louis permission to take possession of the 176-unit St. Louis, Missouri apartment complex in a condemnation action filed by the City of St. Louis. The Company realized a gain of $10,277,000 and received net proceeds of $9,255,000 after payment of the mortgage on the property, costs and attorneys' fees. On August 10, 2001, the City of St. Louis filed Exceptions to the Commissioners' Report challenging the amount of the award to the Company. On August 14, 2003, the Company entered into a settlement with the City and the obligation was satisfied with the payment of $700,000. This amount was properly reserved for in the prior year.

In July 2001, the Company purchased a property held for sale or development located in Austin, Texas for $194,000.

Note 2 - Investment in Real Estate: (Continued)

In September 2001, the Company purchased an apartment complex located in Austin, Texas for $3,824,000. To finance the purchase, the Company assumed a mortgage note of $2,300,000.

In February 2002, the Company purchased through its majority owned subsidiary, Santa Fe, an apartment complex located in Los Angeles, for $785,000. To finance the purchase, the Company obtained a $463,000 mortgage note.

Note 3 - Marketable Securities and Other Investments:

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. For the year ended June 30, 2003, net gains on marketable securities of $6,601,000 included net unrealized gains of $9,482,000 and net realized losses of $2,881,000. For the year ended June 30, 2002, net investment losses of $19,447,000 included net unrealized losses of $12,814,000 and net realized losses of $6,633,000.

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management.

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in corporate bonds and income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could inure to its shareholders through income and/or capital gain.

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2003, the Company had obligations for securities sold (equities short) of $16,489,000 and had no naked short positions.

The Company also invests with the approval of the Securities Investment Committee, in unlisted companies, through private placements. These investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and are reviewed for impairment on a periodic basis. As of June 30, 2003, the Company had investments in unlisted companies (other investments) of $3,687,000 with a reserve for loss on other investments totaling $3,049,000. The investment is presented net of the reserve and is included on the balance sheet in prepaid expenses and other assets.

Other investments are reviewed on a periodic basis bases on a review of the most recent financial statements of the unlisted company. Factors such as revenue, cash flows and financial position and other information pertaining to the Company are reviewed and evaluated to determine if an impairment loss has occurred.

Note 4 - Investment in Justice Investors:

The consolidated accounts include a 49.8% interest in Justice Investors ("Justice"), a limited partnership. Justice owns the land improvements and leasehold known as the Financial District Holiday Inn, a 565-room hotel in San Francisco, California. Portsmouth is both a general and limited partner in Justice that oversees operations and shares management responsibilities. Portsmouth records its investment in Justice on the equity basis.

The Company amortizes the difference between the cost basis of its investment in Justice Investors and its share of the net assets allocable to depreciable assets of Justice Investors over 40 years.

For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Company's hotel property are less than the carrying value of the asset, the investment would be considered permanently impaired and the carrying value of the asset would be reduced to its fair value.

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

	June 30, 2003
Assets	
Total current assets	$ 126,000
Property, plant and equipment, net of accumulated depreciation of $12,589,000	5,623,000
Land	1,124,000
Loan fees and deferred lease costs, net of accumulated amortization of $257,000	54,000
Total assets	$ 6,927,000
Liabilities and partners' capital	
Total current liabilities	$ 50,000
Long-term debt	3,687,000
Partners' capital	3,190,000
Total liabilities and partners' capital	$ 6,927,000

Note 4 - Investment in Justice Investors: (Continued)

JUSTICE INVESTORS
CONDENSED STATEMENTS OF OPERATIONS

For the years ended June 30,	2003	2002
Revenues	$ 3,971,000	$ 5,180,000
Costs and expenses	(873,000)	(843,000)
Net income	$ 3,098,000	$ 4,337,000

Note 5 - Mortgage Notes Payable:

At June 30, 2003, the Company had mortgage debt outstanding of $66,116,000. The mortgages carry variable rates from 3.95% and fixed rates ranging from 5.43% to 9.22%. In December 2002, the Company refinanced the $3,513,000 and the $4,000,000 line of credit and obtained a $10,118,000 loan. In April 2003, the Company refinanced the $4,858,000 loan and obtained a $10,560,000 loan. In June 2003, the Company refinanced the $5,347,000 loan and obtained a $8,100,000 loan.

Note 5 - Mortgage Notes Payable: (Continued)

Each mortgage is secured by its respective land and building. Mortgage notes payable secured by real estate are comprised of the following information as of June 30, 2003:

Property	Number of Units	Acquisition Date		Note Maturity Date		Mortgage Balance	Interest Rate
Morris County	151	September	1967	May	2013	$10,550,000	5.430%
St. Louis	264	November	1968	July	2008	$ 5,639,000	6.734%
Florence	157	December	1972	May	2006	$ 4,062,000	7.925%
Irving	224	September	1994	January	2008	$ 4,327,000	7.010%
Irving	54	November	2000	July	2006	$ 1,198,000	9.220%
San Antonio	132	June	1993	December	2008	$ 3,093,000	6.615%
Houston	442	February	1997	January	2013	$10,044,000	5.800%
Austin	249	November	1999	July	2023	$ 8,100,000	5.460%
Austin	112	September	2001	September	2009	$ 2,234,000	8.225%
Los Angeles	12	July	1999	August	2029	$ 742,000	6.850%
Los Angeles	27	September	1999	October	2029	$ 1,885,000	7.730%
Los Angeles	14	October	1999	November	2029	$ 1,112,000	7.890%
Los Angeles	10	November	1999	December	2029	$ 830,000	7.950%
Los Angeles	31	May	2000	June	2030	$ 2,148,000	3.947%
Los Angeles	30	July	2000	August	2028	$ 2,668,000	7.576%
Los Angeles	4	July	2000	August	2030	$ 585,000	7.590%
Los Angeles	4	July	2000	August	2030	$ 444,000	7.590%
Los Angeles	5	August	2000	September	2030	$ 480,000	5.778%
Los Angeles	7	August	2000	August	2030	$ 650,000	5.778%
Los Angeles	1	November	2000	December	2030	$ 476,000	8.435%
Los Angeles	24	March	2001	April	2031	$ 1,760,000	7.150%
Los Angeles	8	May	2001	May	2031	$ 579,000	7.000%
Los Angeles	3	February	2002	February	2032	$ 455,000	6.450%
Los Angeles	Office	March	1999	April	2009	$ 1,224,000	8.260%
Los Angeles	Office	September	2000	December	2013	$ 831,000	7.500%

Note 5 - Mortgage Notes Payable: (Continued)

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2003, and thereafter, are as follows:

Year ending June 30,	
2004	$ 1,355,000
2005	1,449,000
2006	5,427,000
2007	2,710,000
2008	5,602,000
Thereafter	49,573,000
Total	$ 66,116,000

At June 30, 2003, the total outstanding mortgage balance approximates the estimated fair value of the outstanding debt.

Note 6 - Income Taxes:

The provision for the Company's income tax (expense) benefit is comprised of the following:

	Year ended June 30,	
	2003	2002
Current tax benefit	$ 1,743,000	$ 3,085,000
Deferred tax (expense) benefit	(3,942,000)	2,009,000
	$ (2,199,000)	$ 5,094,000

The components of the deferred tax liability as of June 30, 2003 are as follows:

Net operating loss carryforwards	$ 3,474,000
Capital loss carryforwards	2,863,000
Other	492,000
Gross deferred tax liabilities	6,829,000
Deferred real estate gains	(9,369,000)
Unrealized gain on marketable securities	(1,904,000)
Basis difference in partnerships	(582,000)
Equity earnings of subsidiaries	(445,000)
Gross deferred tax liabilities	(12,300,000)
Net deferred tax liability	$ (5,471,000)

Note 6 - Income Taxes: (Continued)

The provision for income taxes differs from the amount of income tax computed by applying the federal statutory income tax rate to income before taxes as a result of the following differences:

	Year ended June 30, 2003	2002
Income tax at federal statutory rates	$ (1,870,000)	$ 4,189,000
State income taxes, net of federal (expense) benefit	(386,000)	739,000
Other	57,000	166,000
Total income tax (expense) benefit	$ (2,199,000)	$ 5,094,000

As of June 30, 2003, the Company had a net operating losses available for carryforward of approximately $9,177,000. The carryforward expires in varying amounts through the year 2021. The Company also has capital losses available for carryforward of $3,463,000 that expire in varying amounts through 2006.

Note 7 - Segment Information:

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Note 7 - Segment Information: (continued)

Information below represents reported segments for the years ended June 30, 2003 and 2002. Operating income for rental properties consist of rental income. Operating income from Justice Investors consists of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income (losses) for investment transactions consist of net investment gains (losses) and dividend and interest income.

Year ended June 30, 2003	Real Estate Rental Properties	Real Estate Justice Investors	Investment Transactions	Other	Total
Operating income	$ 14,148,000	$ 1,404,000	$ 6,937,000	$ -	$ 22,489,000
Operating expenses	(6,873,000)	-	(2,716,000)	-	(9,589,000)
Real estate taxes	(1,561,000)	-	-	-	(1,561,000)
Income before mortgage interest and depreciation	5,714,000	1,404,000	4,221,000	-	11,339,000
Mortgage interest expenses	(3,394,000)	-	-	-	(3,394,000)
Depreciation	(2,724,000)	-	-	-	(2,724,000)
Loss on early extinguishment of debt	(645,000)				(645,000)
General and admin. expenses	-	-	-	(1,850,000)	(1,850,000)
Other income	-	-	-	2,842,000	2,842,000
Income tax expense	-	-	-	(2,199,000)	(2,199,000)
Minority interest	-	-	-	(802,000)	(802,000)
Net income (loss)	$ (1,049,000)	$ 1,404,000	$ 4,221,000	$ (2,009,000)	$ 2,567,000
Total assets	$ 62,970,000	$ 8,874,000	$ 54,989,000	$ 8,762,000	$135,595,000

Year ended June 30, 2002	Real Estate Rental Properties	Real Estate Justice Investors	Investment Transactions	Other	Total
Operating income (loss)	$ 12,800,000	$ 2,160,000	$(19,135,000)	$ -	$ (4,175,000)
Operating expenses	(6,545,000)	-	(1,952,000)	-	(8,497,000)
Real estate taxes	(1,506,000)	-	-	-	(1,506,000)
Income(loss) before mortgage interest and depreciation	4,749,000	2,160,000	(21,087,000)	-	(14,178,000)
Mortgage interest expenses	(3,371,000)	-	-	-	(3,371,000)
Depreciation	(2,493,000)	-	-	-	(2,493,000)
Gain on sale of real estate	10,277,000	-	-	-	10,277,000
General and admin. expenses	-	-	-	(1,928,000)	(1,928,000)
Other expense	-	-	-	(680,000)	(680,000)
Income tax benefit	-	-	-	5,094,000	5,094,000
Minority interest	-	-	-	3,075,000	3,075,000
Net income (loss)	$ 9,162,000	$ 2,160,000	$(21,087,000)	$ 5,561,000	$ (4,204,000)
Total assets	$ 63,942,000	$ 9,857,000	$ 6,437,000	$ 4,074,000	$ 84,310,000

Note 8 - Supplemental Cash Flow Information:

Cash paid for margin interest for the year ended June 30, 2003 and 2002 was $210,000 and $492,000, respectively. Cash paid for interest on mortgage notes payable for the year ended June 30, 2003 and 2002 was $3,240,000 and $3,585,000, respectively. For the year ended June 30, 2003, the Company received a net cash tax refund of $1,485,000. For the year ended June 30, 2003, the Company made tax payments of $564,000.

Note 9 - Stock Option Plans:

On December 8, 1998, the Company adopted and authorized a stock option plan (the "1998 Non-employee Directors Plan") for non-employee directors. The 1998 Non-employee Directors Plan provides for the granting of stock options to purchase shares of the Company's common stock to non-employee directors of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 150,000. During fiscal years 2003 and 2002, the Company granted stock options of 15,000 shares in each respective year, to the directors of the Company. These options have exercise prices of $11.23 and $12.70 per share, respectively. All 15,000 options granted during 2003 were vested. The options have a term of 10 years.

On December 22, 1998, the Company adopted and authorized a stock option plan (the "1998 Key Officers Plan") for selected key officers. The 1998 Plan provides for the granting of stock options to purchase shares of the Company's common stock to key officers of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 300,000. On December 22, 1998, the Board of Directors of the Company granted a total of 225,000 stock options to the President and Chairman of the Company at an exercise price of $7.92 per share. As of June 30, 2003, all 225,000 options are vested.

Information relating to the stock options during the fiscal years ended June 30, 2003 and 2002 are as follows:

	Number of Shares	Weighted Average Exercise Price	
Unexercised options outstanding at June 30, 2001:	333,000	$	9.37
Granted	15,000	$	12.70
Exercised	-		-
Forfeited	-		-
Unexercised options outstanding at June 30, 2002:	348,000	$	9.52
Granted	15,000	$	11.23
Exercised	-		-
Forfeited	-		-
Unexercised options outstanding at June 30, 2003:	363,000	$	9.59

Of the total 363,000 unexercised options outstanding as of June 30, 2003, 13,500 are not yet vested.

Note 9 - Stock Option Plans: (Continued)

Unexercised Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life
June 30, 2002	$7.92 - $29.63	$9.52	6.66 years
June 30, 2003	$7.92 - $29.63	$9.59	5.80 years

Note 10 - Commitments and Contingencies:

On February 2, 2001, a Complaint for Declaratory Relief was filed by the Company's Directors and Officers' Liability insurance carrier, Continental Casualty Company ("CNA"), respecting certain coverage claims relating to litigation filed by a former employee, officer and director, which was settled by the Company. On April 17, 2003, the parties entered into a stipulation and order for dismissal of the above-entitled action following the consummation of a settlement reached at a mediation proceeding on April 7, 2003. The gross settlement amount paid by CNA was $2.7 million. After deduction of attorneys' fees and other costs and fees incurred in the litigation, net proceeds in the amount of $2,235,000 were received by the Company April 22, 2003. On May 5, 2003, an Order for Dismissal with Prejudice was entered in the action.

On August 2, 2001, the Company was awarded $13,862,000 from the Circuit court of St. Louis County, Missouri, which granted the City of St. Louis permission to take possession of the 176-unit St. Louis, Missouri apartment complex in a condemnation action filed by the City of St. Louis. The Company realized a gain of $10,277,000 and received net proceeds of $9,255,000 after payment of the mortgage on the property, costs and attorneys' fees. On August 10, 2001, the City of St. Louis filed Exceptions to the Commissioners' Report challenging the amount of the award to the Company. On August 14, 2003, the Company entered into a settlement with the City and the obligation was satisfied with the payment of $700,000. This amount was properly reserved for in the prior year.

The Company is a defendant or co-defendant in various other legal actions involving various claims incident to the conduct of its business. Most of these claims are covered by insurance. Management does not anticipate the Company to suffer any material liability by reason of such actions.

Note 11 - Related Party Transactions:

Gary N. Jacobs, a Director of the Company, is of Counsel to the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Through May 31, 2000 he was a senior partner of said firm, which provided legal services to the Company during the years ended June 30, 2003 and 2002. During the years ended June 30, 2003 and 2002, the Company made payments of approximately $689,000 and $484,000, respectively to Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP.

In May 1996, the Company's Chairman and President exercised options to purchase 187,500 shares of Common Stock at a price of $7.67 per share through a full recourse note due the Company on demand with an original due date of May 16 2001. On May 2, 2001, the Company extended the due date to May 16, 2003. The note bore interest floating at the lower of 10% or the prime rate (4.25% at June 30, 2003) with interest payable quarterly.

***Note 11* - Related Party Transactions: (Continued)**

On May 16, 2003, the Chairman settled his related party promissory note to the Company in the principal amount of $1,437,500. The Chairman made a cash payment to the Company in the amount of $722,683, which was equal to one half of the principal and accrued interest due on the note. The balance of the obligation was satisfied through the forgiveness of debt and has been recorded under margin interest and trading expenses. The transaction was approved by the disinterested members of the Company's Board of Directors and by its Audit Committee. The amounts due on the note had been reflected as a reduction in shareholders' equity on the Company's balance sheet.

Note 12 - Subsequent Events:

In July 2003, the Company refinanced a $2,141,000 real estate loan and obtained a new $4,215,000 loan on one of its Los Angeles, California properties.

In August 2003, the Company purchased a real estate property in Los Angeles, California for $700,000 cash.

INTRODUCTION

The discussion below and elsewhere in the Report includes forward-looking statements about the future business results and activities of the Company, which, by their very nature, involve a number of risks and uncertainties. When used in this discussion, the words "estimate", "project", "anticipate" and similar expressions, are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and the securities markets, changes in general economic conditions, local real estate markets, and competition, as well as uncertainties relating to uninsured losses, securities markets, and litigation, including those discussed below that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

For the Year Ended June 30, 2003 as compared to June 30, 2002.

The Company had net income of $2,567,000 for the year ended June 30, 2003 as compared to a net loss of $4,204,000 for the year ended June 30, 2002. This change was primarily attributable to the Company's net gains from marketable securities in fiscal 2003 compared to net losses in fiscal 2002. This increase was partially offset by the gain on sale of real estate realized in fiscal 2002, a loss on early extinguishment of debt in fiscal 2003, a decrease in equity in net income of Justice Investors and an increase in margin interest and trading expenses.

Income (loss) from real estate operations change to a loss of $1,049,000 from income of $9,162,000. This was primarily due to the $10,277,000 gain on sale of the St. Louis, Missouri property recognized in fiscal 2002. During fiscal 2003, the Company also recognized a loss of $645,000 on the early extinguishment of debt related to a refinancing of the Parsippany, New Jersey property. Rental income increased to $14,148,000 from $12,800,000 while property related expenses increased to $14,552,000 from $13,915,000 respectively. The increase in rental income was due to the increase in occupancy at one of the Austin, Texas properties as the result of the completion of major renovations, the increase in occupancy and higher rental rates at its New Jersey, Missouri and San Antonio, Texas properties and to a lesser extent higher rental rates at the majority of its California properties. The increase was offset by the disposition of the St. Louis property in August 2001. Property operating expenses increased to $6,873,000 from $6,545,000 primarily due to the increase in insurance and utility expenses. Property related expenses increased by 5% versus the 11% increase in rental income due to management efforts to keep operating expenses down while increasing rental income.

The decrease in equity in net income of Justice Investors to $1,393,000 in fiscal 2003 from $2,160,000 in fiscal 2002 was primarily attributable to the inclusion of approximately $300,000 from an arbitration settlement payment from the hotel lessee in fiscal 2002 and a decline in hotel revenues of approximately 13.3%. Average daily room rates declined to approximately $90 in fiscal 2003 from approximately $115 in fiscal 2002. Although average monthly occupancy rates increased modestly to approximately 67% from 62% in fiscal 2002, the increase was not sufficient to offset the decline in average daily room rates. A combination of factors continued to impact the hotel operations. First, the San Francisco Bay Area has been very slow to recover from the devastating impact that the terrorist attacks of September 11, 2001 had on tourism and the hospitality industry. Second, the weak economy in the Bay Area, as result of the failure of numerous internet and technology companies, coupled with corporate relocations, has decreased business travel. Third, the hotel has faced increased competition from new properties and from higher end properties that have cut room rates in an effort to capture a share of a declining market. Based on industry reports, management is expecting a slow recovery in the San Francisco hotel marketplace.

The Company had income from investment transactions of $4,221,000 for the year ended June 30, 2003 as compared to a loss of $21,087,000 for the year ended June 30, 2002. The change in income (loss) from investment transactions was primarily due to the change in net investment gains (losses) to net gains of $6,601,000 from a loss of $19,447,000 and an increase in dividend and interest income to $336,000 from $312,000 partially offset by the increase in margin interest and trading expenses to $2,716,000 from $1,952,000.

Net gains/losses on marketable securities changed to net gains of $6,601,000 for the year ended June 30, 2003 from net losses of $19,447,000 for the year ended June 30, 2002. This was due to the significant appreciation in the market value of the Company's investment portfolio during the current year. For the year ended June 30, 2003, the Company had net unrealized gains of $9,482,000 and net realized losses of $2,881,000. For the fiscal year ended June 30, 2002, the Company had net unrealized losses of $12,814,000 and realized losses of $6,633,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

Margin interest and trading expenses increased to $2,716,000 from $1,952,000 primarily due to a $1,376,000 performance bonus granted to the Company's CEO. The $1,376,000 is comprised of $653,000 cash bonus and the forgiveness of the note receivable and accrued interest from the CEO in amount of $723,000. The increase was offset by the decrease in margin interest expense to $210,000 from $482,000. The decrease in margin interest expense was due to the maintenance of lower average daily margin balances in 2003.

Other income (expense) changed to income of $2,842,000 from an expense of $680,000 primarily as a result of legal settlement on an insurance claim in the amount of $2,700,000. After deduction of attorney's fees and other costs and fees incurred in the litigation, net proceeds of $2,235,000 were received by the Company.

The provision for income taxes changed to a tax expense of $2,199,000 from a tax benefit of $5,094,000 as the result of higher income generated in the current year.

Minority interest changed to minority expense of $802,000 from minority benefit of $3,075,000 as a result of income generated by the Company's subsidiary, Santa Fe during the current year.

MARKETABLE SECURITIES

The Company's investment portfolio is diversified with 178 different equity securities. The Company has no individual position in any security that comprises more than 5% of the equity value of the portfolio. The amount of the Company's investment in any particular issue may increase or decrease, and additions or reductions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reductions in other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. As of June 30, 2003, the market value of the Company's marketable securities was $54,989,000.

The following table shows the composition of the Company's marketable securities by selected industry groups as of June 30, 2003.

Industry Group	Market Value	% of Total Investment Securities
Electric, pipelines, oil and gas	$ 17,750,000	32.3%
Semiconductor, software, internet and computer	10,769,000	19.6%
Telecommunications	7,429,000	13.5%
Airlines and defense	4,121,000	7.5%
Retail, food and consumer goods	3,334,000	6.1%
Chemicals, building materials, machinery metals and mining	3,286,000	6.0%
Insurance	2,962,000	5.4%
REITs, lodging, home builders and hotels	2,619,000	4.8%
Other	2,719,000	4.8%
	$ 54,989,000	100.0%

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the year ended June 30, 2003 and 2002.

	2003	2002
Net investment gains (losses)	$ 6,601,000	$ (19,447,000)
Dividend and interest income	336,000	312,000
Margin interest	(210,000)	(482,000)
Trading expenses	(2,506,000)	(1,470,000)
Total investment income (loss)	$ 4,221,000	$ (21,087,000)

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are generated primarily from its real estate activities, sales of investment securities and borrowings related to both. The Company used cash flow of $6,399,000 from operating activities, used net cash flow of $1,616,000 from investing activities, and generated net cash flow of $7,991,000 from financing activities during the year ended June 30, 2003.

During the year ended June 30, 2003, the Company improved properties in the aggregate amount of $1,679,000. Management believes the improvements to the properties should enhance market values, maintain the competitiveness of the Company's properties and potentially enable the Company to obtain a higher yield through higher rents.

The Company's Board of Directors has given the Company the authority to repurchase, from time to time, shares of its Common Stock. Such repurchases may be made at the discretion of management and depending upon market conditions. During the year ended June 30, 2003, the Company acquired an additional 211,030 shares of its Common Stock for $2,082,000. Approximately 57,000 shares remain eligible for Company to repurchase under that authorization.

Management also anticipates that the net cash flow generated from future operating activities will be sufficient to meet its long-term debt service requirements.

The Company has no off balance sheet arrangements.

The Company's contractual obligations and commercial commitments are its mortgages. The annual principal payments on the mortgages for the five-year period commencing July 1, 2003 are approximately as follows:

For the year ending June 30,	Amount
2004	$ 1,355,000
2005	1,449,000
2006	5,427,000
2007	2,710,000
2008	5,602,000
Thereafter	49,573,000
Total	$ 66,116,000

IMPACT OF INFLATION

The Company's residential and commercial rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

The Company's revenue from its interest in Justice Investors is primarily dependent on hotel revenues. Hotel room rates are typically impacted by supply and demand factors, not inflation, because rental of a hotel room is usually for a limited number of nights. Room rates are usually adjusted to account for inflationary cost increases; therefore, the impact of inflation should be minimal.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets including its investment in real estate and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the hotel property, owned through the Company's investment in Justice Investors, and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. The Company's other accounting policies are straightforward in their application.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is traded on The National Market System of the Nasdaq Stock Market, Inc. ("Nasdaq-NMS") under the symbol INTG and is also listed on the Pacific Exchange, Inc. The following table sets forth the high and low sales prices (adjusted for stock splits) for the Company's common shares for each quarter of the last two fiscal years as reported by Nasdaq.

Fiscal 2003	High	Low
First Quarter (7/1 to 9/30)	$ 10.19	$ 8.95
Second Quarter (10/1 to 12/31)	$ 8.16	$ 7.65
Third Quarter (1/1 to 3/31)	$ 8.17	$ 5.93
Fourth Quarter (4/1 to 6/30)	$ 9.70	$ 7.58

Fiscal 2002	High	Low
First Quarter (7/1 to 9/30)	$ 12.80	$ 12.13
Second Quarter (10/1 to 12/31)	$ 13.15	$ 12.03
Third Quarter (1/1 to 3/31)	$ 13.47	$ 12.10
Fourth Quarter (4/1 to 6/30)	$ 12.40	$ 10.17

As of September 15, 2003, the Company's common stock was held by approximately 557 shareholders of record and there were approximately 1,500 beneficial owners.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future. On March 31, 2003, the Company effectuated a three-for two stock split of its Common Stock in the form of a 50% stock dividend. Any resulting fractional shares were paid in cash.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

The following table sets forth information as of September 15, 2003, with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance, aggregated as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	363,000	$9.59	87,000
Equity compensation plans not approved by security holders	None	N/A	None
Total	363,000	$9.59	87,000

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

MILDRED BOND ROXBOROUGH
Director
Private consultant to the NAACP. Former Director of Development and Special Programs of the National Association for the Advancement of Colored People (NAACP)

JOHN C. LOVE
Director
Certified Public Accountant
Independent consultant to the hospitality and tourism industries, hotel broker

GARY N. JACOBS
Secretary and Director
Executive Vice President-General Counsel and Secretary MGM Mirage

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary and General Counsel Portsmouth Square, Inc. and Santa Fe Financial Corporation

DAVID T. NGUYEN
Treasurer and Controller
The InterGroup Corporation
Portsmouth Square Inc., and Santa Fe Financial Corporation

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2003 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
820 Moraga Drive, Los Angeles, California 90049

The Company's 2003 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038



The
InterGroup
Corporation

820 MORAGA DRIVE
LOS ANGELES, CALIFORNIA 90049